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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 23)*


                             THE MARCUS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   566330 10 6
                -------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]   Rule 13d-1(b)

        [ ]   Rule 13d-1(c)

        [X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 7 Pages

================================================================================
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Diane M. Gershowitz
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
          (SEE INSTRUCTIONS)                                            (b)[ ]

          Not Applicable
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

    NUMBER OF        5    SOLE VOTING POWER

     SHARES               1,819,290  (see footnote 1)
                   -------------------------------------------------------------
  BENEFICIALLY       6    SHARED VOTING POWER

    OWNED BY              973,751
                     -----------------------------------------------------------
      EACH           7    SOLE DISPOSITIVE POWER

    REPORTING             1,819,290  (see footnote 1)
                     -----------------------------------------------------------
     PERSON          8    SHARED DISPOSITIVE POWER

      WITH                4,029,580

--------------------------------------------------------------------------------
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,848,870  (see footnote 1)
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN    [ ]
          SHARES (SEE INSTRUCTIONS)
          N/A
--------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          20.0%
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
================================================================================

1 Includes 1,569,300 shares beneficially owned by DG-LDJ Holdings, L.L.C.; the undersigned holds 100% of the membership units of DG-LDJ Holdings, L.L.C.
                                Page 2 of 7 Pages

================================================================================
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          DG-LDJ Holdings, L.L.C.
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
          (SEE INSTRUCTIONS)                                            (b)[ ]

          Not Applicable
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

    NUMBER OF        5    SOLE VOTING POWER

     SHARES               1,569,300
                   -------------------------------------------------------------
  BENEFICIALLY       6    SHARED VOTING POWER

    OWNED BY              0
                     -----------------------------------------------------------
      EACH           7    SOLE DISPOSITIVE POWER

    REPORTING             1,569,300
                     -----------------------------------------------------------
     PERSON          8    SHARED DISPOSITIVE POWER

      WITH                0

--------------------------------------------------------------------------------
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,569,300
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN    [ ]
          SHARES (SEE INSTRUCTIONS)
          N/A
--------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.4%
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
================================================================================


                                Page 3 of 7 Pages

          This Amendment No. 23 to Schedule 13G with regard to The Marcus Corporation is being filed on behalf of the undersigned to amend Items 2(a)-(c) and 4 of the originally filed Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 2(a).     Name of Person Filing:
---------      ---------------------

               The filers of this Schedule 13G are: (i) Diane Marcus Gershowitz and (ii) DG-LDJ Holdings, L.L.C. Diane Marcus Gershowitz holds 100% of the membership units of DG-LDJ Holdings, L.L.C. Attached as Exhibit 1 hereto is an agreement between Diane Marcus Gershowitz and DG-LDJ Holdings, L.L.C. that this Schedule 13G is filed on behalf of each of them.

Item 2(b).     Address of Principal Business Office or, if none, Residence:
---------      -----------------------------------------------------------

               (For each of Diane Marcus Gershowitz and DG-LDJ Holdings, L.L.C.)

               c/o The Marcus Corporation
               250 East Wisconsin Avenue, Suite 1700
               Milwaukee, Wisconsin  53202

Item 2(c).     Citizenship:
---------      -----------

               Diane Marcus Gershowitz is a United States citizen.
               DG-LDJ Holdings, L.L.C. is a Delaware limited liability company.

Item 4.        Ownership:
------         ---------

               Diane Marcus Gershowitz
               -----------------------
               (a)  Amount Beneficially Owned: 5,848,870

               (b)  Percent of Class: 20.0%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote: 1,819,290

                    (ii) shared power to vote or to direct the vote: 973,751

                    (iii) sole power to dispose or to direct the disposition of:
                         1,819,290

                    (iv) shared power to dispose or to direct the disposition
                         of: 4,029,580

                                Page 4 of 7 Pages

                  The undersigned currently has the right to acquire upon the exercise of stock options granted by The Marcus Corporation under its stock option plan 6,875 shares of Common Stock and 76,081 shares of Common Stock are held individually by the undersigned. The remaining reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percentage of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock.

                  Ms. Gershowitz's beneficial ownership consists of:

                    (i) 6,875 shares of Common Stock which Ms. Gershowitz has the right to acquire upon the exercise of stock options;

                    (ii) 76,081 shares of Common Stock held individually by Ms.
                         Gershowitz;

                    (iii) 167,034 shares of Class B Common Stock held
                         individually by Ms. Gershowitz;

                    (iv) 1,569,300 shares of Class B Common Stock held by DG-LDJ
                         Holdings, L.L.C., of which Ms. Gershowitz holds 100% of the membership units;

                    (v) 900 shares of Class B Common Stock held individually by Ms. Gershowitz's husband;

                    (vi) 972,851 shares of Class B Common Stock held by trusts whereby Ms. Gershowitz serves as Trustee; and

                    (vii) 3,055,829 shares of Class B Common Stock held by
                         trusts whereby Ms. Gershowitz and her brother, Stephen
                         H. Marcus, serve as Co-Trustees.

               The trusts and Mr. Gershowitz, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.


                                Page 5 of 7 Pages

               DG-LDJ Holdings, L.L.C.
               -----------------------

               (a)  Amount Beneficially Owned: 1,569,300

               (b)  Percent of Class: 5.4%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote: 1,569,300

                    (ii) shared power to vote or to direct the vote: 0

                    (iii) sole power to dispose or to direct the disposition of:
                         1,569,300

                    (iv) shared power to dispose or to direct the disposition
                         of: 0

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2002


/s/ Diane Marcus Gershowitz
-----------------------------------------
Diane Marcus Gershowitz

DG-LDJ HOLDINGS, L.L.C.


By: /s/ Diane Marcus Gershowitz
   --------------------------------------
    Diane Marcus Gershowitz
    Manager


                                Page 6 of 7 Pages